December 19, 2024

Zhizhuang Miao
Chief Executive Officer
Global Lights Acquisition Corp
Room 902, Unit 1, 8th Floor, Building 5
No. 201, Tangli Road
Chaoyang District, Beijing 100123
The People   s Republic of China

       Re: Global Lights Acquisition Corp
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-41865
Dear Zhizhuang Miao:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Part I
Item 1. Business, page 4

1. Please provide disclosure about the legal and operational risks associated with being
       based in or having the majority of the company   s operations in China.
Your disclosure
       should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
by China   s
       government, such as those related to data security or anti-monopoly concerns, have or
       may impact the company   s ability to conduct its business, accept
foreign investments,
       or list on a U.S. or other foreign exchange.
2.     Please disclose the location of your auditor   s headquarters and
whether and how the
       Holding Foreign Companies Accountable Act, as amended by the
Consolidated
 December 19, 2024
Page 2

       Appropriations Act, 2023, and related regulations will affect your company.
3. Please provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company and its investors, and quantify the amounts where applicable. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company to U.S.
       investors.
4. Where you discuss PRC regulations concerning mergers and acquisitions, please expand to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
5. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor, and your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please identify each officer and director located in China or
       Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
General

6. Please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
       based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 19, 2024
Page 3

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction